Exhibit 99.1

LAIX Inc. Filed 2021 Annual Report on Form 20-F

SHANGHAI, April 26, 2022 /PRNewswire/ — LAIX Inc. (“LAIX” or the “Company”) (OTC: LAIXY), an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning, today announced that the Company has filed its annual report on Form 20-F for the fiscal year ended December 31, 2021 with the Securities and Exchange Commission on April 26, 2022. The annual report is available on the Company’s website at ir.laix.com.

About LAIX Inc.

LAIX Inc. (“LAIX” or the “Company”) is an artificial intelligence (AI) company in China that creates and delivers products and services to popularize English learning. Its proprietary AI teacher utilizes cutting-edge deep learning and adaptive learning technologies, big data, well-established education pedagogies and the mobile internet. LAIX believes its innovative approach fundamentally transforms learning. LAIX provides its products and services on demand via its mobile apps, primarily its flagship “English Liulishuo” mobile app launched in 2013. On the Company’s platform, AI technologies are seamlessly integrated with diverse learning content incorporating well-established language learning pedagogies, gamified features and strong social elements to deliver an engaging, adaptive learning experience. LAIX provides a variety of courses inspired by a broad range of topics and culture themes to make English learning more interesting and is committed to offering a fun, interactive learning environment to motivate and engage its users.

For further information, please contact:

LAIX Inc.

Investor Relations

Email: ir@laix.com